FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2026

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Three-month Period Ended June 30, 2026
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 30, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Three-month Period Ended June 30, 2026 (IFRS, Consolidated)
July 30, 2026

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Sapporo, Fukuoka
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Julie Kim, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2111	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance

Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Three-month Period Ended June 30, 2026 (April 1 to June 30, 2026)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Three-month Period Ended June 30, 2026	1,219,900	10.2	201,417	9.1	162,718	8.0	113,256	(8.9)
Three-month Period Ended June 30, 2025	1,106,685	(8.4)	184,566	11.0	150,630	10.3	124,279	30.4

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Three-month Period Ended June 30, 2026	113,197	(8.9)	271,301	127.8	71.65		70.54
Three-month Period Ended June 30, 2025	124,243	30.4	119,101	(82.0)	79.40		78.23

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Three-month Period Ended June 30, 2026	358.9	11.5	154
Three-month Period Ended June 30, 2025	321.8	(15.8)	151

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of June 30, 2026	15,663,271	7,558,876	7,557,887	48.3	4,782.57
As of March 31, 2026	15,511,506	7,430,649	7,429,441	47.9	4,702.66

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2026	—	100.00	—	100.00	200.00
For the Fiscal Year Ending March 31, 2027	—		—
For the Fiscal Year Ending March 31, 2027 (Projection)		102.00	—	102.00	204.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2027 (April 1, 2026 to March 31, 2027)

	(Percentage figures represent changes from the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2027	4,640,000	3.0	420,000	ー	252,000	ー	166,000	ー	104.26
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: No

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2027	4,640,000	3.0	1,160,000	(1.1)	472
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: No

The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2027 (April 1, 2026 to March 31, 2027)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2027 (FY2026) has not been revised from the management guidance announced at the FY2025 financial results announcement on May 13, 2026.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2027	Low-single digit % decline	5% to 8% decline	Mid-teens % decline

The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	: No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
June 30, 2026	1,591,273,909 shares
March 31, 2026	1,591,229,109 shares

2) Number of shares of treasury stock at period end:
June 30, 2026	10,976,853 shares
March 31, 2026	11,392,279 shares

3) Average number of outstanding shares (for the three-month period ended June 30):
June 30, 2026	1,579,922,304 shares
June 30, 2025	1,564,729,658 shares

▪Review of the attached condensed interim consolidated financial statements by certified public accountants or an audit firm: No
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Three-month Period Ended June 30, 2026 (4) Outlook for the Fiscal Year Ending March 31, 2027" on page 11.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on July 30, 2026, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
1. Financial Highlights for the Three-month Period Ended June 30, 2026
(1) Business Performance
(i) Consolidated Financial Results (April 1 to June 30, 2026)

	Billion JPY or percentage
	FY2025 Q1	FY2026 Q1	AER		CER
			JPY Change	% Change	% Change
Revenue	1,106.7	1,219.9	113.2	10.2%	(0.5)%
Cost of sales	(384.7)	(406.7)	(22.0)	5.7%	(4.5)%
Selling, general and administrative expenses	(255.9)	(286.5)	(30.6)	12.0%	1.6%
Research and development expenses	(143.9)	(167.4)	(23.5)	16.3%	6.8%
Amortization and impairment losses on intangible assets associated with products	(131.6)	(110.9)	20.7	(15.7)%	(23.3)%
Other operating income	22.0	8.3	(13.8)	(62.5)%	(64.3)%
Other operating expenses	(28.1)	(55.2)	(27.2)	96.8%	73.4%
Operating profit	184.6	201.4	16.9	9.1%	(3.1)%
Finance income and (expenses), net	(33.4)	(39.2)	(5.8)	17.5%	17.1%
Share of profit (loss) of investments accounted for using the equity method	(0.5)	0.5	1.1	―	―
Profit before tax	150.6	162.7	12.1	8.0%	(6.8)%
Income tax expenses	(26.4)	(49.5)	(23.1)	87.7%	71.7%
Net profit for the period	124.3	113.3	(11.0)	(8.9)%	(23.5)%
Net profit for the period attributable to owners of the Company	124.2	113.2	(11.0)	(8.9)%	(23.5)%
In this section, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the three-month period ended June 30, 2026 was JPY 1,219.9 billion (JPY +113.2 billion and +10.2% AER, -0.5% CER). The increase compared to the same period of the previous fiscal year was primarily attributable to foreign exchange impacts from the depreciation of the Japanese yen.
Revenue of our key business areas was JPY 1,169.2 billion (JPY +113.8 billion, +10.8% AER, +0.1% CER). Revenue outside of our key business areas was JPY 50.7 billion (JPY -0.6 billion and -1.1% AER, -11.8% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2025 Q1	FY2026 Q1	AER		CER
Revenue:			JPY Change	% Change	% Change
Japan	108.0	103.9	(4.1)	(3.8)%	(4.2)%
United States	546.7	568.9	22.2	4.1%	(5.2)%
Europe*2	236.9	282.1	45.1	19.1%	4.9%
Latin America	57.6	74.2	16.6	28.9%	10.1%
China	43.2	52.3	9.1	21.0%	4.3%
Asia (excluding Japan & China)	23.0	26.6	3.5	15.4%	7.6%
Russia/CIS	28.9	35.4	6.4	22.2%	5.3%
Other*1, 2	62.4	76.7	14.3	22.9%	8.5%
Total	1,106.7	1,219.9	113.2	10.2%	(0.5)%
*1 Other includes Canada, the Middle East, Oceania and Africa.
*2 Following the implementation of a new organizational structure, the geographical classification previously presented as “Europe and Canada” through the prior fiscal year has been revised to “Europe” from the current fiscal year, and revenue attributable to Canada is now included in “Other“. Accordingly, revenue for FY2025 Q1 in the above has been reclassified to conform to the FY2026 Q1 presentation.  Revenue by geographic region for FY2025 Q1 previously presented under “Europe and Canada” and “Other” amounted to JPY 262.3 billion and JPY 37.0 billion, respectively.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2025 Q1	FY2026 Q1	AER		CER
Revenue:			JPY Change	% Change	% Change
GI	339.3	386.1	46.8	13.8%	3.1%
Rare Diseases	196.4	206.0	9.6	4.9%	(5.8)%
PDT	260.9	283.9	23.1	8.8%	(2.1)%
Oncology	138.8	165.6	26.9	19.4%	8.2%
Vaccines	11.5	14.0	2.5	21.8%	10.1%
Neuroscience	108.6	113.6	5.0	4.6%	(4.8)%
Other	51.2	50.7	(0.6)	(1.1)%	(11.8)%
Total	1,106.7	1,219.9	113.2	10.2%	(0.5)%

Year-on-year change in revenue for this three-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 386.1 billion (JPY +46.8 billion and +13.8% AER, +3.1% CER).
Sales of ENTYVIO (for ulcerative colitis and Crohn’s disease) were JPY 268.3 billion (JPY +35.7 billion and +15.4% AER, +3.8% CER). Sales in the U.S. were JPY 169.5 billion (JPY +13.2 billion and +8.4% AER). The increase was driven by favorable foreign exchange rates against the U.S. dollar, accompanied by growth of the subcutaneous formulation. Sales in Europe were JPY 63.5 billion (JPY +11.1 billion and +21.2% AER). The increase was due to favorable foreign exchange rates against the Euro, complemented by continued patient gains through an increased use of the subcutaneous formulation.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 41.4 billion (JPY +6.6 billion and +19.0% AER, +8.4% CER). The increase was primarily due to favorable foreign exchange rates, accompanied by a sales increase in the U.S. driven by stable demand.
Rare Diseases
In Rare Diseases, revenue was JPY 206.0 billion (JPY +9.6 billion and +4.9% AER, -5.8% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 59.9 billion (JPY +4.8 billion and +8.7% AER, -2.2% CER). The increase was primarily due to favorable foreign exchange rates, partially offset by a sales decline in the U.S. due to increased competition.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
Sales of LIVTENCITY (for post-transplant cytomegalovirus infection/disease) were JPY 14.1 billion (JPY +3.5 billion and +33.7% AER, +20.8% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, accompanied by favorable foreign exchange rates.
Sales of VONVENDI (for von Willebrand Disease) were JPY 7.6 billion (JPY +2.1 billion and +37.6% AER, +24.2% CER). The increase was due to the expanded indication of VONVENDI, enabling prophylactic use for adult populations, complemented by favorable foreign exchange rates.
Sales of ADZYNMA (for congenital thrombotic thrombocytopenic purpura) were JPY 4.1 billion (JPY +1.7 billion and +69.4% AER, +52.2% CER). The increase was due to post-launch growth in Europe, reflecting an unmet need for treatment of an ultra-rare patient population.
Sales of ADVATE (for hemophilia A) were JPY 25.8 billion (JPY -2.2 billion and -7.7% AER, -17.8% CER). The decrease was primarily due to competitive pressure in the U.S., partially offset by favorable foreign exchange rates.
PDT
In PDT, revenue was JPY 283.9 billion (JPY +23.1 billion and +8.8% AER, -2.1% CER).
Aggregate sales of immunoglobulin products, mainly used for the treatment of primary immunodeficiency, chronic inflammatory demyelinating polyneuropathy, and multifocal motor neuropathy, were JPY 213.9 billion (JPY +19.8 billion and +10.2% AER, -0.6% CER). Sales of CUVITRU and HYQVIA, which are subcutaneous immunoglobulin therapies, experienced double digit percentage sales growth, due to continued strong demand globally and growing supply, accompanied by favorable foreign exchange rates. Sale of GAMMAGARD LIQUID/KIOVIG, which are intravenous immunoglobulin therapies, slightly increased, primarily due to favorable foreign exchange rates.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 34.6 billion (JPY +2.4 billion and +7.5% AER, -5.0% CER). The increase was primarily attributable to favorable foreign exchange rates, which was partially offset by a sales decline in the U.S.
Oncology
In Oncology, revenue was JPY 165.6 billion (JPY +26.9 billion and +19.4% AER, +8.2% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 48.5 billion (JPY +11.3 billion and +30.3% AER, +14.4% CER). The increase was led by strong demand mainly in Latin America, as well as favorable foreign exchange rates against the Euro.
Sales of FRUZAQLA (for colorectal cancer) were JPY 17.1 billion (JPY +4.8 billion and +38.9% AER, +26.8% CER). The increase was primarily attributable to continued performance in Europe, as FRUZAQLA is addressing a need for new treatment options in metastatic colorectal cancer.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 31.7 billion (JPY +4.3 billion and +15.8% AER, +8.0% CER). The increase was due to a sales increase in the U.S., as well as favorable foreign exchange rates.
Sales of NINLARO (for multiple myeloma) were JPY 24.0 billion (JPY +3.1 billion and +14.9% AER, +2.6% CER). The increase was primarily attributable to favorable foreign exchange rates.
Vaccines
In Vaccines, revenue was JPY 14.0 billion (JPY +2.5 billion and +21.8% AER, +10.1% CER).
Sales of QDENGA (for prevention of dengue) were JPY 11.5 billion (JPY +2.7 billion and +30.5% AER, +15.2% CER). The increase was due to post-launch growth in Latin America, as well as favorable foreign exchange rates.
Neuroscience
In Neuroscience, revenue was JPY 113.6 billion (JPY +5.0 billion and +4.6% AER, -4.8% CER).
Sales of TRINTELLIX (for major depressive disorder) were JPY 37.0 billion (JPY +8.9 billion, and +31.6% AER, +21.2% CER). The increase was due to lower sales in the same period of the previous year in the U.S. due to changes in the distribution model of a major customer, accompanied by favorable foreign exchange rates.
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder) were JPY 54.1 billion (JPY -3.8 billion and -6.5% AER, -17.0% CER). The decrease was due to the continued impact of generic erosion mainly in the U.S., partially offset by favorable foreign exchange rates.

Cost of Sales
Cost of Sales was JPY 406.7 billion (JPY +22.0 billion and +5.7% AER, -4.5% CER). The increase was primarily due to foreign exchange impacts from the depreciation of the Japanese yen partially offset by an improvement in the cost ratio due to favorable product mix.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 286.5 billion (JPY +30.6 billion and +12.0% AER, +1.6% CER). The increase was mainly due to foreign exchange impacts from the depreciation of the Japanese yen.
Research and Development (R&D) Expenses
R&D Expenses were JPY 167.4 billion (JPY +23.5 billion and +16.3% AER, +6.8% CER). The increase was mainly attributable to foreign exchange impacts from the depreciation of the Japanese yen and increased expenses related to late-stage pipeline programs, including elritercept, TAK-928, and TAK-921.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 110.9 billion (JPY -20.7 billion and -15.7% AER, -23.3% CER). The decrease was due to lower amortization expenses (JPY -23.8 billion), mainly reflecting the completion of amortization of intangible assets related to VYVANSE/ELVANSE, partially offset by foreign exchange impacts from the depreciation of the Japanese yen. Impairment Losses increased (JPY +3.1 billion) in the three-month period ended June 30, 2026, reflecting the decision to terminate a development program in celiac disease.
Other Operating Income
Other Operating Income was JPY 8.3 billion (JPY -13.8 billion and -62.5% AER, -64.3% CER). The decrease was mainly due to lower divestiture gains. Gains of JPY 6.2 billion were recognized on the completion of the divestiture of RIOPAN, a non-core gastric acidity management agent, primarily marketed in Europe in the three-month period ended June 30, 2026, while gains of JPY 17.9 billion were recognized on the completion of the divestiture of non-core products and MEPACT mainly in Europe and the Middle East and North Africa regions in the three-month period ended June 30, 2025.
Other Operating Expenses
Other Operating Expenses were JPY 55.2 billion (JPY +27.2 billion and +96.8% AER, +73.4% CER). The increase was primarily attributable to a JPY 35.8 billion increase in restructuring expenses, reflecting ongoing implementation of the transformation program in the three-month period ended June 30, 2026. This increase was partially offset by a decrease in expenses related to pre-launch inventories compared to the three-month period ended June 30, 2025.
Operating Profit
As a result of the above factors, Operating Profit was JPY 201.4 billion (JPY +16.9 billion and +9.1% AER, -3.1% CER).
Net Finance Expenses
Net Finance Expenses were JPY 39.2 billion (JPY +5.8 billion and +17.5% AER, +17.1% CER). The increase was mainly attributable to interest expense relating to the unsecured U.S. dollar-denominated senior guaranteed notes issued on July 2, 2025.
Share of Profit (Loss) of Investments Accounted for Using the Equity Method
Share of Profit of Investments Accounted for Using the Equity Method was JPY 0.5 billion (JPY +1.1 billion, compared to Share of Loss of Investments Accounted for Using the Equity Method of JPY 0.5 billion in the three-month period ended June 30, 2025).
Profit Before Tax
As a result of the above factors, Profit Before Tax was JPY 162.7 billion (JPY +12.1 billion and +8.0% AER, -6.8% CER).
Income Tax Expenses
Income Tax Expenses were JPY 49.5 billion (JPY +23.1 billion and +87.7% AER, +71.7% CER). The increase was primarily attributable to higher tax expense recognized in connection with the reassessment of the recoverability of Deferred Tax Assets, lower tax credits and higher U.S. international tax provisions in the three-month period ended June 30, 2026.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 113.3 billion (JPY -11.0 billion and -8.9% AER, -23.5% CER) and Net Profit for the Period attributable to owners of the Company was JPY 113.2 billion (JPY -11.0 billion and -8.9% AER, -23.5% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(ii) Results of Core Financial Measures (April 1 to June 30, 2026)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

Results of Core Operations

	Billion JPY or percentage
	FY2025 Q1	FY2026 Q1	AER		CER
			JPY Change	% Change	% Change
Core revenue	1,106.7	1,219.9	113.2	10.2%	(0.5)%
Core operating profit	321.8	358.9	37.1	11.5%	(0.5)%
Core net profit for the period	237.1	242.9	5.9	2.5%	(10.9)%
Core net profit for the period attributable to owners of the Company	237.0	242.9	5.8	2.5%	(10.9)%
Core EPS (yen)	151	154	2	1.5%	(11.8)%

Core Revenue
Core Revenue for the three-month period ended June 30, 2026 was JPY 1,219.9 billion (JPY +113.2 billion and +10.2% AER, -0.5% CER). The increase compared to the same period of the previous fiscal year was primarily attributable to foreign exchange impacts from the depreciation of the Japanese yen.
Excluding the foreign exchange impacts, Core Revenue was broadly flat, with steady growth of Core In-line Brands*1 and New Launches*2 offset by a decrease in loss of exclusivity-impacted and mature products.
*1 Core In-line Brands refers to select products launched 6 or more years ago that generate over JPY 100.0 billion in annual revenue and are actively promoted (ENTYVIO, GATTEX/REVESTIVE, TAKECAB/VOCINTI, TAKHZYRO, immunoglobulin products, albumin products, ADCETRIS). In the three-month period ended June 30, 2026, these products represented 58% of Core Revenue and grew by 2.3% at CER.
*2 New Launches refers to select products launched within past 5 years (EOHILIA, LIVTENCITY, ADZYNMA, FRUZAQLA, QDENGA) and upcoming launch products ORZEYFUL (oveporexton), rusfertide, and zasocitinib. In the three-month period ended June 30, 2026, these products represented 4% of Core Revenue and grew by 22.6% at CER.

Core Operating Profit
Core Operating Profit was JPY 358.9 billion (JPY +37.1 billion and +11.5% AER, -0.5% CER). The components of Core Operating Profit are as follows:

	Billion JPY or percentage
	FY2025 Q1	FY2026 Q1	AER		CER
			JPY Change	% Change	% Change
Core revenue	1,106.7	1,219.9	113.2	10.2%	(0.5)%
Core cost of sales	(384.9)	(407.0)	(22.1)	5.7%	(4.5)%
Core selling, general and administrative (SG&A) expenses	(256.0)	(286.6)	(30.6)	11.9%	1.6%
Core research and development (R&D) expenses	(143.9)	(167.4)	(23.5)	16.3%	6.8%
Core operating profit	321.8	358.9	37.1	11.5%	(0.5)%

During the periods presented, these items fluctuated as follows:

Core Cost of Sales
Core Cost of Sales was JPY 407.0 billion (JPY +22.1 billion and +5.7% AER, -4.5% CER). The increase was primarily due to foreign exchange impacts from the depreciation of the Japanese yen partially offset by an improvement in the cost ratio due to favorable product mix.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A Expenses were JPY 286.6 billion (JPY +30.6 billion and +11.9% AER, +1.6% CER). The increase was mainly due to foreign exchange impacts from the depreciation of the Japanese yen.
Core Research and Development (R&D) Expenses
Core R&D Expenses were JPY 167.4 billion (JPY +23.5 billion and +16.3% AER, +6.8% CER). The increase was mainly attributable to foreign exchange impacts from the depreciation of the Japanese yen and increased expenses related to late-stage pipeline programs, including elritercept, TAK-928, and TAK-921.

Core Net Profit for the Period
Core Net Profit for the Period was JPY 242.9 billion (JPY +5.9 billion and +2.5% AER, -10.9% CER) and Core Net Profit for the Period attributable to owners of the Company was JPY 242.9 billion (JPY +5.8 billion and +2.5% AER, -10.9% CER). Core Net Profit for the Period is calculated from Core Operating Profit as follows:

	Billion JPY or percentage
	FY2025 Q1	FY2026 Q1	AER		CER
			JPY Change	% Change	% Change
Core operating profit	321.8	358.9	37.1	11.5%	(0.5)%
Core finance income and (expenses), net	(31.3)	(37.2)	(6.0)	19.0%	18.9%
Core share of profit (loss) of investments accounted for using the equity method	(0.1)	0.5	0.7	―	―
Core profit before tax	290.4	322.2	31.8	10.9%	(2.4)%
Core income tax expenses	(53.3)	(79.3)	(25.9)	48.6%	35.5%
Core net profit for the period	237.1	242.9	5.9	2.5%	(10.9)%
Core net profit for the period attributable to owners of the Company	237.0	242.9	5.8	2.5%	(10.9)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 37.2 billion (JPY +6.0 billion and +19.0% AER, +18.9% CER). The increase was mainly attributable to interest expense relating to the unsecured U.S. dollar-denominated senior guaranteed notes issued on July 2, 2025.
Core Share of Profit (Loss) of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 0.5 billion (JPY +0.7 billion, compared to Core Share of Loss of Investments Accounted for Using the Equity Method of JPY 0.1 billion in the three-month period ended June 30, 2025).
Core Profit Before Tax
Core Profit Before Tax was JPY 322.2 billion (JPY +31.8 billion and +10.9% AER, -2.4% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 79.3 billion (JPY +25.9 billion and +48.6% AER, +35.5% CER). The increase was primarily attributable to higher tax expense recognized in connection with the reassessment of the recoverability of Deferred Tax Assets, lower tax credits and higher U.S. international tax provisions in the three-month period ended June 30, 2026.
Core EPS
Core EPS was JPY 154 (JPY +2 and +1.5% AER, -11.8% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2026	June 30, 2026
Total Assets	15,511.5	15,663.3	151.8
Total Liabilities	8,080.9	8,104.4	23.5
Total Equity	7,430.6	7,558.9	128.2
Assets
Total Assets as of June 30, 2026 were JPY 15,663.3 billion (JPY +151.8 billion). Trade and Other Receivables increased (JPY +86.1 billion), primarily due to higher receivables resulting from an increase in sales and the timing of cash collections, as well as the effect of foreign currency translation. Goodwill increased (JPY +77.9 billion), mainly due to the effect of foreign currency translation. Inventories increased (JPY +50.6 billion), primarily driven by higher work-in-process related to PDT products and ENTYVIO, as well as the effect of foreign currency translation. These increases were partially offset by the decrease of Cash and Cash Equivalents (JPY -134.1 billion).

Liabilities
Total Liabilities as of June 30, 2026 were JPY 8,104.4 billion (JPY +23.5 billion). Total Bonds and Loans were JPY 4,940.0 billion*, which increased (JPY +58.1 billion), mainly due to the effect of foreign currency effects. Trade and Other Payables decreased (JPY -44.6 billion), mainly due to a reduction in payables related to capital expenditure in the U.S., as well as lower trade payables.

* The carrying amount of Bonds was JPY 4,715.0 billion and that of Loans was JPY 225.0 billion as of June 30, 2026. The breakdown of Bonds and Loans' carrying amount is as follows:
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 500 million)	June 2015	June 2045	82.7
Unsecured US Dollar Denominated Senior Notes (USD 1,500 million)	September 2016	September 2026	242.7
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	553.4
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	283.3
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,130.3
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	662.8
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.6
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.6
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	482.0
Unsecured JPY Denominated Senior Bonds	June 2025	June 2030 ~ June 2035	183.6
Unsecured US Dollar Denominated Senior Notes (USD 2,400 million)	July 2025	July 2035 ~ July 2055	386.0
Total			4,715.0

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
Loans:

Name of Loan	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2023 ~ March 2026	March 2029 ~ March 2034	185.0
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Other			0.0
Total			225.0

Equity
Total Equity as of June 30, 2026 was JPY 7,558.9 billion (JPY +128.2 billion). The increase of Other Components of Equity (JPY +166.7 billion) was mainly due to a change in currency translation adjustments reflecting the depreciation of the Japanese yen. This increase was partially offset by the decrease in Retained Earnings (JPY -45.4 billion), driven by the decrease of JPY 158.2 billion related to dividend payments, offset by the increase of JPY 113.2 billion from Net Profit for the Period.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(3) Consolidated Cash Flows

	Billion JPY
	FY2025 Q1	FY2026 Q1	Change
Net cash from operating activities	215.4	127.6	(87.8)
Net cash used in investing activities	(33.2)	(87.7)	(54.5)
Net cash used in financing activities	(214.9)	(180.3)	34.6
Net decrease in cash and cash equivalents	(32.7)	(140.4)	(107.8)
Cash and cash equivalents at the beginning of the year	385.1	595.1	209.9
Effects of exchange rate changes on cash and cash equivalents	(2.4)	6.4	8.8
Cash and cash equivalents at the end of the period	350.0	461.0	111.0
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 127.6 billion (JPY -87.8 billion). The decrease was mainly due to changes in working capital primarily resulting from an increase in Trade and Other Receivables. The decrease was partially offset by lower Income Taxes Paid and other changes.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 87.7 billion (JPY +54.5 billion). The increase was mainly due to an increase in cash used in Acquisition of Intangible Assets and a decrease in Proceeds from Sales of Business, Net of Cash and Cash Equivalents Divested.
Net Cash used in Financing Activities
Net Cash used in Financing Activities was JPY 180.3 billion (JPY -34.6 billion). The decrease was mainly due to lower cash used in Purchase of Treasury Shares. The decrease was partially offset by decreased net cash from the issuance and repayments of bonds and loans due to no issuance or repayments during the three-month period ended June 30, 2026 as compared to net issuance during the three-month period ended June 30, 2025.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(4) Outlook for the Fiscal Year Ending March 31, 2027
The full year consolidated forecast for the fiscal year ending March 31, 2027 (FY2026) has not been revised from the forecast announced at the FY2025 financial results announcement on May 13, 2026.
Consolidated Forecast for the Fiscal Year Ending March 31, 2027 (FY2026)

			Billion JPY or percentage
	FY2025 Actual Results	FY2026 Forecast	JPY Change	% Change
Revenue	4,505.7	4,640.0	134.3	3.0%
Operating profit	6.2	420.0	413.8	ー
Profit (loss) before tax	(142.4)	252.0	394.4	ー
Net profit (loss) for the year (attributable to owners of the Company)	(152.4)	166.0	318.4	ー
EPS (JPY)	(96.75)	104.26	201.01	ー
Core revenue*	4,505.7	4,640.0	134.3	3.0%
Core operating profit*	1,172.5	1,160.0	(12.5)	(1.1)%
Core EPS (JPY)*	517	472	(45)	(8.7)%
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.

Major assumptions used in preparing the FY2026 Forecast

		Billion JPY or percentage
	FY2025 Actual Results	FY2026 Forecast
FX rates	1 USD = 150 JPY 1 EUR = 174 JPY 1 RUB = 1.9 JPY 1 CNY = 21.1 JPY 1 BRL = 27.6 JPY	1 USD = 156 JPY 1 EUR = 182 JPY 1 RUB = 2.0 JPY 1 CNY = 22.4 JPY 1 BRL = 29.5 JPY

Cost of sales	(1,571.6)	(1,625.0)
SG&A expenses	(1,084.2)	(1,093.0)
R&D expenses	(675.9)	(762.0)
Amortization of intangible assets associated with products	(504.3)	(413.5)
Impairment of intangible assets associated with products*2	(129.3)	(100.0)
Other operating income	24.7	2.5
Other operating expenses*3	(559.0)	(229.0)
Finance income and (expenses), net	(146.4)	(170.0)
Adjusted free cash flow*1, 4	684.5	650.0 to 750.0
Capital expenditures (cash flow base)*4	(410.9)	(330.0) to (380.0)
Depreciation and amortization (excluding intangible assets associated with products)	(216.8)	(235.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)*1	~12%	Low 10s%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
*2 Includes in-process R&D.
*3 Includes the recognition of provisions for legal proceedings following the jury verdict in the AMITIZA antitrust litigation of JPY 403.5 billion in FY2025 actual results, and restructuring expense primarily related to the enterprise-wide efficiency program of JPY 70.8 billion in FY2025 actual results and the transformation program of JPY 170.0 billion in FY2026 forecast.
*4 Includes JPY 184.7 billion upfront payment to Innovent Biologics Inc in FY2025 actual results.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
Management Guidance for the Fiscal Year Ending March 31, 2027 (FY2026)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2027 (FY2026) has not been revised from the management guidance announced at the FY2025 financial results announcement on May 13, 2026.

FY2026 Management Guidance CER % Change*
Core revenue	Low-single digit % decline
Core operating profit	5% to 8% decline
Core EPS	Mid-teens % decline
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. See “Important Notice—Forward-Looking Statements” in the Financial Appendix, including the documents mentioned therein. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Three-month Period Ended June 30,
	2025	2026
Revenue	1,106,685	1,219,900
Cost of sales	(384,675)	(406,676)
Selling, general and administrative expenses	(255,885)	(286,513)
Research and development expenses	(143,891)	(167,395)
Amortization and impairment losses on intangible assets associated with products	(131,638)	(110,928)
Other operating income	22,030	8,258
Other operating expenses	(28,061)	(55,229)
Operating profit	184,566	201,417
Finance income	73,758	24,608
Finance expenses	(107,158)	(63,845)
Share of profit (loss) of investments accounted for using the equity method	(536)	538
Profit before tax	150,630	162,718
Income tax expenses	(26,351)	(49,462)
Net profit for the period	124,279	113,256
Attributable to:
Owners of the Company	124,243	113,197
Non-controlling interests	36	60
Net profit for the period	124,279	113,256
Earnings per share (JPY)
Basic earnings per share	79.40	71.65
Diluted earnings per share	78.23	70.54

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month Period Ended June 30,
	2025	2026
Net profit for the period	124,279	113,256
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	9,437	(7,887)
Remeasurement of defined benefit pension plans	(397)	(485)
	9,040	(8,371)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(19,647)	163,296
Cash flow hedges	3,655	525
Hedging cost	1,892	3,029
Share of other comprehensive loss of investments accounted for using the equity method	(119)	(434)
	(14,218)	166,415
Other comprehensive income (loss) for the period, net of tax	(5,178)	158,044
Total comprehensive income for the period	119,101	271,301
Attributable to:
Owners of the Company	119,076	271,277
Non-controlling interests	25	23
Total comprehensive income for the period	119,101	271,301

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2026	As of June 30, 2026
ASSETS
Non-current assets:
Property, plant and equipment	2,120,639	2,142,280
Goodwill	5,809,010	5,886,905
Intangible assets	3,419,348	3,391,152
Investments accounted for using the equity method	8,796	10,078
Other financial assets	439,941	463,140
Other non-current assets	77,010	80,301
Deferred tax assets	546,260	539,145
Total non-current assets	12,421,004	12,513,001
Current assets:
Inventories	1,396,620	1,447,259
Trade and other receivables	844,312	930,377
Other financial assets	41,888	66,600
Income taxes receivable	32,036	25,763
Other current assets	162,638	188,778
Cash and cash equivalents	595,054	460,982
Assets held for sale	17,955	30,511
Total current assets	3,090,503	3,150,269
Total assets	15,511,506	15,663,271

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)

	JPY (millions)
	As of March 31, 2026	As of June 30, 2026
LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,369,681	4,419,998
Other financial liabilities	571,248	596,531
Net defined benefit liabilities	143,683	141,790
Provisions	37,550	37,932
Other non-current liabilities	99,818	116,557
Deferred tax liabilities	26,804	27,039
Total non-current liabilities	5,248,784	5,339,847
Current liabilities:
Bonds and loans	512,157	519,970
Trade and other payables	491,345	446,784
Other financial liabilities	141,220	110,115
Income taxes payable	97,880	117,931
Provisions	998,501	995,053
Other current liabilities	590,152	572,325
Liabilities held for sale	818	2,369
Total current liabilities	2,832,074	2,764,547
Total liabilities	8,080,858	8,104,394
EQUITY
Share capital	1,695,277	1,695,376
Share premium	1,776,352	1,789,905
Treasury shares	(49,128)	(47,440)
Retained earnings	712,381	667,007
Other components of equity	3,297,407	3,464,093
Other comprehensive income associated with assets held for sale	(2,848)	(11,055)
Equity attributable to owners of the Company	7,429,441	7,557,887
Non-controlling interests	1,208	989
Total equity	7,430,649	7,558,876
Total liabilities and equity	15,511,506	15,663,271

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Three-month period ended June 30, 2025 (From April 1 to June 30, 2025)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025	1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757
Net profit for the period				124,243
Other comprehensive income (loss)					(19,755)	9,437
Comprehensive income (loss) for the period	—	—	—	124,243	(19,755)	9,437
Transactions with owners:
Issuance of new shares	27	27
Acquisition of treasury shares		(20)	(51,605)
Dividends				(154,413)
Transfers from other components of equity				(724)		327
Share-based compensation		17,084
Exercise of share-based awards		(2,296)	2,296
Total transactions with owners	27	14,795	(49,309)	(155,137)	—	327
As of June 30, 2025	1,694,711	1,790,509	(124,124)	1,156,692	2,400,223	14,521

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2025	(64,852)	(7,967)	—	2,351,915	—	6,935,084	895	6,935,979
Net profit for the period				—		124,243	36	124,279
Other comprehensive income (loss)	3,655	1,892	(397)	(5,168)		(5,168)	(11)	(5,178)
Comprehensive income (loss) for the period	3,655	1,892	(397)	(5,168)	—	119,076	25	119,101
Transactions with owners:
Issuance of new shares				—		53		53
Acquisition of treasury shares				—		(51,625)		(51,625)
Dividends				—		(154,413)		(154,413)
Transfers from other components of equity			397	724		—		—
Share-based compensation				—		17,084		17,084
Exercise of share-based awards				—		—		—
Total transactions with owners	—	—	397	724	—	(188,901)	—	(188,901)
As of June 30, 2025	(61,197)	(6,075)	—	2,347,471	—	6,865,259	921	6,866,179

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
Three-month period ended June 30, 2026 (From April 1 to June 30, 2026)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2026	1,695,277	1,776,352	(49,128)	712,381	3,326,132	11,986
Net profit for the period				113,197
Other comprehensive income (loss)					162,898	(7,887)
Comprehensive income (loss) for the period	—	—	—	113,197	162,898	(7,887)
Transactions with owners:
Issuance of new shares	99	99
Acquisition of treasury shares			(1,010)
Dividends				(158,172)
Transfers from other components of equity				(399)		(86)
Share-based compensation		16,153
Exercise of share-based awards		(2,699)	2,699
Transfer to other comprehensive income associated with assets held for sale					8,207
Total transactions with owners	99	13,553	1,689	(158,570)	8,207	(86)
As of June 30, 2026	1,695,376	1,789,905	(47,440)	667,007	3,497,237	4,013

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2026	(35,903)	(4,808)	—	3,297,407	(2,848)	7,429,441	1,208	7,430,649
Net profit for the period				—		113,197	60	113,256
Other comprehensive income (loss)	525	3,029	(485)	158,080		158,080	(36)	158,044
Comprehensive income (loss) for the period	525	3,029	(485)	158,080	—	271,277	23	271,301
Transactions with owners:
Issuance of new shares				—		198		198
Acquisition of treasury shares				—		(1,010)		(1,010)
Dividends				—		(158,172)	(242)	(158,414)
Transfers from other components of equity			485	399		—		—
Share-based compensation				—		16,153		16,153
Exercise of share-based awards				—		—		—
Transfer to other comprehensive income associated with assets held for sale				8,207	(8,207)	—		—
Total transactions with owners	—	—	485	8,606	(8,207)	(142,831)	(242)	(143,073)
As of June 30, 2026	(35,378)	(1,779)	—	3,464,093	(11,055)	7,557,887	989	7,558,876

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three-month Period Ended June 30,
	2025	2026
Cash flows from operating activities:
Net profit for the period	124,279	113,256
Depreciation and amortization	181,636	163,042
Impairment losses	2,357	29,997
Equity-settled share-based compensation	16,531	18,190
Loss on sales and disposal of property, plant and equipment	584	194
Gain on divestment of business and subsidiaries	(17,900)	(6,196)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	764	8
Finance (income) and expenses, net	33,400	39,237
Share of loss (profit) of investments accounted for using the equity method	536	(538)
Income tax expenses	26,351	49,462
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	48,083	(70,970)
Increase in inventories	(13,069)	(33,405)
Decrease in trade and other payables	(27,780)	(22,910)
Decrease in provisions	(23,404)	(19,381)
Decrease in other financial liabilities	(17,531)	(34,906)
Settlement of forward exchange contracts, net	19,364	(4,759)
Other, net	(105,784)	(79,235)
Cash generated from operations	248,418	141,085
Income taxes paid	(36,653)	(16,900)
Tax refunds and interest on tax refunds received	3,658	3,438
Net cash from operating activities	215,423	127,623
Cash flows from investing activities:
Interest received	4,850	4,741
Dividends received	250	225
Acquisition of property, plant and equipment	(47,913)	(53,811)
Proceeds from sales of property, plant and equipment	6,385	1,096
Acquisition of intangible assets	(27,155)	(49,425)
Acquisition of investments	(215)	(1,122)
Proceeds from sales and redemption of investments	1,128	375
Proceeds from sales of business, net of cash and cash equivalents divested	29,291	10,462
Other, net	186	(243)
Net cash used in investing activities	(33,193)	(87,703)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)

	JPY (millions)
	Three-month Period Ended June 30,
	2025	2026
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(46,032)	—
Proceeds from issuance of bonds and long-term loans	183,555	—
Repayments of bonds and long-term loans	(125,296)	(25)
Acquisition of treasury shares	(51,603)	(1,007)
Interest paid	(16,692)	(15,576)
Dividends paid	(145,295)	(150,131)
Repayments of lease liabilities	(12,205)	(11,262)
Other, net	(1,332)	(2,347)
Net cash used in financing activities	(214,900)	(180,348)
Net decrease in cash and cash equivalents	(32,670)	(140,427)
Cash and cash equivalents at the beginning of the year	385,113	595,054
Effects of exchange rate changes on cash and cash equivalents	(2,435)	6,355
Cash and cash equivalents at the end of the period	350,008	460,982

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2026 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2026.
Takeda calculated income tax expenses for the three-month period ended June 30, 2026, based on the estimated average annual effective tax rate.

(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(Significant Subsequent Events)
Not applicable.